SEC FILE NUMBER: 0-25005
                                                          CUSIP NOS. 87942L 10 1
                                                                 AND 87942L 11 9

                                   FORM 12b-25

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

            [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                          For Period Ended: May 1, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A


--------------------------------------------------------------------------------

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         _______________________________


Part I - Registrant Information

         Full Name of Registrant:         TELEHUBLINK CORPORATION

         Former Name if applicable:       N/A

         Address of Principal
         Executive Office (Street and Number):     24 NEW ENGLAND EXECUTIVE PARK
                                                   BURLINGTON, MA 01803

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X}      (b)      The subject annual report, semi-annual report, transition
         report on Form 10-K[SB], Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
         12b-25 (c) has been attached if applicable.



Part III - Narrative

         State below in reasonable detail the reasons why the Form 10-K[SB], 20-F, 11-K, 10-Q[SB], N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

         In February 1999, TeleHubLink Corporation (formerly known as What A World!, Inc.), a Delaware corporation (the "Registrant"), acquired all the issued and outstanding capital stock of Tele Hub Link Corporation, a corporation organized under the laws of the Province of Ontario, Canada, ("TeleHub"). Since the consummation of the acquisition, the Registrant's limited resources have been devoted to developing the operating business of TeleHub and integrating TeleHub's administrative and financial systems into those of the Registrant. As a result of the foregoing, the Registrant has been unable to compile all financial and other information needed for completion of the Form 10-QSB by June 15, 1999.



Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

          BRUCE W. YOUNG                           (800)          342-1931
         -----------------------------------------------------------------------
              (Name)                            (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

                             TeleHubLink Corporation
         --------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 15, 1999                /s/ BRUCE W. YOUNG
                                    -------------------
                                    Bruce W. Young, President and
                                          Chief Executive Officer